701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452 USA

T: 763.540.1200
F: 763.540.1437

BY EDGAR
August 15, 2018

Mr. Terence O'Brien, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tennant Company
Form 10-K for the year ended December 31, 2017
Filed February 28, 2018
File No. 1-16191

Dear Mr. O’Brien:
Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated July 16, 2018. The comment in the letter has been reproduced here in italics and the Company’s response is detailed under the comment.

Form 10-K for the year ended December 31, 2017

Management’s Discussion and Analysis
Historical Results, page 13

1.
We note that you recognized net foreign currency transaction losses of $3.4 million for fiscal year 2017 of which you appear to provide an analysis for the $18.7 million loss related to your foreign currency forward contracts derivatives, as further discussed in Note 11 on page 44. Please tell us where you have provided a discussion and analysis of the offsetting $15.3 million income/gain that appears to be included in the net foreign currency transaction losses line item. As part of your response, please provide us with the nature and a brief description of the components that comprise the net foreign currency transaction losses line item.

Response: Within Note 11 on page 44, we disclose the $12.6 million and $6.2 million losses from foreign currency derivative instruments designated as cash flow hedges and foreign currency derivative instruments not designated as hedges, respectively, in Net Foreign Currency Transaction Losses in our Consolidated Statements of Operations. The $12.6 million loss disclosed in Note 11 is completely offset by the gains recognized on the underlying intercompany loan being hedged. Additional information regarding the foreign exchange cross currency swap used to hedge the foreign currency denominated cash flows associated with this intercompany loan is presented in Note 11 on page 43 of our Form 10-K for the year ended December 31, 2017.

We provide a discussion and analysis of the changes in Net Foreign Currency Transaction Losses in Management’s Discussion and Analysis on page 16 of our Form 10-K for the year ended December 31, 2017. Our discussion focuses on explaining the net change of Net Foreign Currency Transaction Losses as reported on our Consolidated Statements of Operations and the primary drivers of the change.

We did not provide a separate discussion indicating that the losses recognized on our foreign exchange cross currency swap completely offset the foreign currency transaction gains recognized on the underlying intercompany loan because there is no net impact on Net Foreign Currency Transaction Losses. Should the difference between the gains or losses recognized on our foreign exchange cross currency swap and the gains or losses recognized on the underlying intercompany loan become material, we will disclose this difference as part of our analysis of the changes in Net Foreign Currency Transaction Losses in Management’s Discussion and Analysis.

For illustrative purposes, we provide the following clarifying language with regard to our disclosure of the changes in Net Foreign Currency Transaction Losses in Management’s Discussion and Analysis:

Net Foreign Currency Transaction Losses were $3.4 million in 2017 as compared to $0.4 million in 2016. The unfavorable change in the impact from foreign currency transactions in 2017 was primarily due to a $6.2 million loss as a result of losses recognized from our foreign currency derivative forward contracts not designated as hedging instruments, partially offset by transaction gains.

Should the difference between the impacts from foreign currency transaction gains or losses on our derivative instruments and their underlying assets or liabilities become material in future periods, we will provide a disclosure similar to the above as part of our discussion of Net Foreign Currency Transaction Losses in Management’s Discussion and Analysis.

* * * * *
We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (763) 540-1204. Thank you for your time and consideration.

Very truly yours,

/s/ Thomas Paulson
Thomas Paulson
Senior Vice President and Chief Financial Officer

cc:
H. Chris Killingstad – President and Chief Executive Officer
Donal L. Mulligan – Audit Committee Chair, Tennant Board of Directors